UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL SERVICE PROVIDES STEEL ROLLS FOR CONSTRUCTION OF CORONAVIRUS MEDICAL CENTERS

Moscow, Russia – 3 April 2020 – Mechel Group’s (MOEX: MTLR, NYSE: MTL, one of the leading Russian mining and metals companies) sales network Mechel Service is supplying steel rolls for construction of infectious disease hospitals designed to fight coronavirus all over Russia.

As part of the government’s plan to prevent the spread of coronavirus, rapidly erectable medical centers designed for fighting infectious diseases are being built. Construction works are held round the clock.

Russia’s defense ministry is speeding up construction of 16 medical centers. Mechel Service is supplying rolled products for construction of the defense ministry’s multifunctional medical centers in Moscow Region’s Odintsovo, Volgograd and Orenburg Region. Steel rolls are also supplied for construction of hospitals in Novosibirsk and Petropavlovsk-Kamchatsky. Supplies mainly include beams, rebar and flats produced by Mechel Group’s Chelyabinsk Metallurgical Plant.

Mechel Service also provides rolls for construction of an infectious disease hospital in Moscow’s Voronovo town, which will become an addition to the ward in Kommunarka and the infectious disease hospital #1. Earlier, the company supplied more than 5,000 tonnes of rebar for construction of the medical center in Kommunarka, which is currently Moscow’s key medical facility for coronavirus patients.

“Today we face the task of providing enough steel rolls for construction of infectious disease centers as quickly as possible. We do everything in our power to make these supplies in the shortest possible time,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Mechel Service is a sales and service network which markets domestically products made by Mechel Group’s metallurgical facilities.

Mechel Service’s 53 storage sites are located in 42 Russian cities and towns. The company also includes 18 service centers for additional treatment of steel rolls.

Mechel Service sells a wide range of steel products — rebar (including cold-deformed rebar), regular and profiled steel flats, quality rolls, Bp-1 wire, sections, hardware, wire ropes, stainless steel longs and flats, welded and contoured pipes, welded mesh.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: April 3, 2020

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